

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 28, 2011

<u>Via E-Mail</u>

Ignacio Quesada Morales
Chief Financial Officer
Petroleos Mexicanos
Avenida Marina Nacional No. 329
Colonia Petroleos Mexicanos
11311 Mexico D.F.
Mexico

> **Re:** **Petroleos Mexicanos**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 30, 2011**
> **File No. 000-00099**

Dear Mr. Morales:

We have reviewed your response letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We note your response to comment 2 in our letter dated September 29, 2011. We also note recent 2011 news articles discussing the increase in your share ownership in Repsol YPF, SA to 9.8%; discussing your possible alliance with Sacyr Vallehermoso SA to coordinate a combined stake in Repsol of almost 30%; and attributing to you objectives in purchasing an additional stake in Repsol that include piggybacking with Repsol in its Cuban oil exploration efforts. We note from Repsol's public filings that it has operations in Cuba, an office in Iran and contacts with Syria, and we note recent articles reporting that Repsol is in the process of beginning to explore Cuba's offshore reserves. In this regard, we note an article reporting that some U. S. Congress members recently warned Repsol that it could harm its commercial interests with the U.S. if it went ahead with the drilling. Please expand your materiality

Ignacio Quesada Morales
Petroleos Mexicanos
October 28, 2011
Page 2

discussion to address the potential for reputational harm from your ownership in and relationship with Repsol.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance